UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No.  )

Filed by the Registrant   ☐

Filed by a Party other than the Registrant   ☒

Check the appropriate box:

☐           Preliminary Proxy Statement

☐           Confidential, for Use of the Commission Only (as permitted by Rule14a-6(e)(2))

☐           Definitive Proxy Statement

☒          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

CHICO’S FAS, INC.
(Name of Registrant as Specified in Its Charter)

BARINGTON COMPANIES EQUITY PARTNERS, L.P.
BARINGTON COMPANIES INVESTORS, LLC
BARINGTON CAPITAL GROUP, L.P.
LNA CAPITAL CORP.
JAMES A. MITAROTONDA
HILCO, INC.
JOSEPH R. GROMEK
SMS CAPITAL, LLC
THOR ECM LLC
J.M. COHEN LONG-TERM INVESTMENT FUND, L.P.
1618 PARTNERS LLC
JANET E. GROVE

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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☒          No fee required.

☐           Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

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2016 ANNUAL MEETING OF STOCKHOLDERS
OF
CHICO’S FAS, INC.
_________________________

SUPPLEMENT DATED JUNE 22, 2016 TO THE PROXY STATEMENT
OF
THE BARINGTON GROUP
DATED JUNE 13, 2016
_________________________

SUPPLEMENTAL PROXY INFORMATION

This Supplement supplements the information contained in the definitive proxy statement of the Barington Group filed with the Securities and Exchange Commission (the “SEC”) on June 13, 2016 (the “Definitive Proxy Statement”) to be used in connection with the solicitation of proxies for the election of the Barington Group’s two director nominees at the 2016 Annual Meeting of Stockholders of Chico’s FAS, Inc. (the “Company”) scheduled to be held at 11:00 a.m., local time, on Thursday, July 21, 2016 at the Company’s National Store Support Center located at 11215 Metro Parkway, Fort Myers, Florida 33966 (including any adjournments or postponements thereof and any meeting that may be called in lieu thereof, the “Annual Meeting”).  Except as specifically modified or supplemented by the information contained in this Supplement, all information set forth in the Definitive Proxy Statement remains applicable.

Additional Co-Investment Agreement

Barington Companies Investors, LLC (“BCI”), the general partner of Barington Companies Equity Partners, L.P. (“Barington”), has entered into a co-investment agreement with 1618 Partners LLC, a Wisconsin limited liability company (“1618 Partners”), which is substantially similar to the other Barington Co-Investment Agreements (as defined and disclosed in the Definitive Proxy Statement), and as a result, 1618 Partners may be deemed a participant in this solicitation.  As disclosed in the Definitive Proxy Statement, under the Barington Co-Investment Agreements, such parties thereto may co-invest with BCI and its affiliates in certain investment opportunities.  Pursuant to the terms of the Barington Co-Investment Agreements, BCI is entitled to the reimbursement of certain expenses BCI may incur in connection with the execution of its investment strategy with respect to such investment opportunities (which include investments in the Common Stock of the Company).  BCI is also entitled to receive a fee with respect to certain profits such parties may derive from such investments.

The principal business of 1618 Partners is acquiring, holding and disposing of various investments, including in commercial real estate, privately-held companies and investment partnerships.  The address of the principal business and principal office of 1618 Partners is 9096 North Tennyson Drive, Bayside Wisconsin 53217.  As of the date hereof, 1618 Partners beneficially owns 40,000 shares of Common Stock and Schedule I sets forth the transactions by 1618 Partners in securities of the Company during the past two years.  The shares of Common Stock beneficially owned by 1618 Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Additional Information

For further details regarding the qualifications of our Nominees as well as a summary of our reasons for making this solicitation, please see the Definitive Proxy Statement previously filed with the SEC and furnished to stockholders.  Stockholders should refer to the Company’s proxy statement for information concerning the Company’s nominees.  If you need another copy of our Definitive Proxy Statement or this supplement, please contact Okapi Partners LLC, which is assisting us, at its address and toll-free numbers listed below.

This supplement is dated June 22, 2016, and should be read in conjunction with the Barington Group’s Definitive Proxy Statement filed with the SEC on, and first furnished to stockholders on or about, June 13, 2016. Capitalized terms not defined in this Supplement shall have the meanings ascribed to them in the Definitive Proxy Statement.

All BLUE proxy cards that have been submitted in connection with our mailing to stockholders of a proxy statement and proxy card on June 13, 2016 remain valid and will be voted at the Annual Meeting in accordance with the directions received.

THEREFORE, IF YOU HAVE SUBMITTED A BLUE PROXY CARD SINCE JUNE 13, 2016 AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION.

THIS SOLICITATION IS BEING MADE BY THE BARINGTON GROUP AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN OUR DEFINITIVE PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH THE BARINGTON GROUP IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE BLUE PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

THE BARINGTON GROUP URGES YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN OUR DEFINITIVE PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE BLUE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This
Proxy Statement and our BLUE proxy card are available at
 www.barington.com/chicos.html

IMPORTANT

Please review this document carefully.  Your vote is very important, no matter how many or how few shares of Common Stock you own.

Our nominees are committed to seeking to enhance long-term stockholder value and represent stockholder interests on the Board of Directors of Chico’s.  We urge you to sign, date, and return the BLUE proxy card today to vote FOR the election of our Nominees and in accordance with our recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the BLUE proxy card and return it to the Barington Capital Group, L.P., c/o Okapi Partners LLC today.

•
If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of such shares of Common Stock, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the voting form for instructions about how to vote electronically.  You may also vote by signing, dating and returning the voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card that you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card that you may have previously sent to us.  Remember, you can vote for our two (2) Nominees only on our BLUE proxy card.  So please make certain that the latest dated proxy card you return is the BLUE proxy card.

If you have any questions, require assistance in voting your BLUE proxy card, or need additional copies of the Barington Group’s proxy materials, please contact Okapi Partners at the phone numbers or email listed below:

OKAPI PARTNERS LLC
1212 Avenue of the Americas, 24th Floor
New York, NY 10036
(212) 297-0720
Stockholders Call Toll-Free at: (877) 566-1922
E-mail: info@okapipartners.com

SCHEDULE I

TRANSACTIONS IN SECURITIES OF CHICO’S FAS, INC.
DURING THE PAST TWO YEARS

1618 PARTNERS LLC

Date of Purchase or Sale	Shares of Common Stock Purchased or (Sold)
06/15/2016	20,000
06/16/2016	20,000